1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
June 23, 2025	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	Bally’s Chicago, Inc.
Amendment No. 7 to
Registration Statement on Form S-1
Filed April 23, 2025
File No. 333-283772

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 8 to Registration Statement on Form S-1 (the “Amendment No. 8”) which reflects the Company’s responses to the comment letter received by the Company on May 22, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendment No. 7 to Registration Statement on Form S-1 previously filed by the Company on April 23, 2025 (the “Amendment No. 7”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8 and all references to page numbers in such responses are to page numbers in Amendment No. 8.

June 23, 2025

Amendment No. 7 to Form S-1 filed April 23, 2025

General

1.	We note your revised disclosure regarding the criteria investors are required to meet to participate in this offering. Given that under the Host Community Agreement, Bally's Chicago OpCo, as developer, committed that 25% of the project equity will be owned by minority individuals and minority-owned and controlled businesses, please clarify how you intend to conduct this offering consistent with the terms of the agreement, including disclosure of the material risks of non-compliance and providing cross-references to the relevant risk factors. Include whether, for example, investors will be required to meet certain criteria to participate in this offering or you intend to provide preferential allocations to certain investors, including any criteria you will use for such allocations. In this regard we note that the subscription agreement continues to require potential purchasers to represent that they satisfy the class A qualification criteria, and the amended and restated articles of incorporation to be in effect prior to the closing of this offering states that class A interests may be issued only to, and registered only in the name of, individuals or entities that satisfy the class A qualification criteria. We also note you disclose that you intend to provide preferential allocation to Chicago residents and Illinois residents. Lastly, please add back the disclosure describing the ownership requirements in the Illinois Gambling Act and how you intend to meet those requirements going forward.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 16, 17, 23, 24, 72 and 150 of Amendment No. 8. The Company further advises the Staff that it has revised the subscription agreement and the amended and restated articles of incorporation to remove class A qualification criteria.

2.	We note the removal of the disclosure from the cover page regarding the transfer restrictions defining “permitted transferees.” Please revise the cover page and the discussion of permitted transferees on page 182 to describe the restrictions on transfers, consistent with Section 4.5 of Exhibit 3.2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Exhibit 3.2 to mirror the discussion of “permitted transferees” in Amendment No. 8.

Legal Proceedings, page 149

3.	We partially reissue prior comment 2. Please revise to address specifically any impact on the investors in this offering that may result from the potential outcomes of the litigation. Please ensure your disclosure addresses potential outcomes that may occur either before or after the closing of the offering. Where you discuss the possibility that you could be found liable for monetary damages, please expand to indicate whether this could include punitive damages. We direct your attention to Item 103 of Regulation S-K, which allows for the information to be provided by cross-reference to the risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 157 of Amendment No. 8.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

June 23, 2025

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP